SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

AMENDMENT NO. 1 TO

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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REACHLOCAL, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

REACHLOCAL, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

75525F104

(CUSIP NUMBER OF CLASS OF SECURITIES)

ADAM F. WERGELES, ESQ.

REACHLOCAL, INC.

21700 OXNARD STREET, SUITE 1600

WOODLAND HILLS, CALIFORNIA 91367

(818) 274-0260

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

BRADLEY A. HELMS, ESQ.

LATHAM & WATKINS LLP

355 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-1560

(213) 485-1234

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CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$2,568,889	$298.51

*

Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of ReachLocal, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 3,164,826 shares of ReachLocal, Inc. common stock and have an aggregate value of $2,568,889 as of November 25, 2014, calculated using the Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $116.20 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

[X]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $298.51	Filing party: ReachLocal, Inc.
Form or Registration No. 005-85998	Date Filed: December 2, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[   ]      Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

[   ]     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2014, relating to an offer by ReachLocal, Inc. (the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock for replacement options to be granted under the Amended and Restated ReachLocal 2008 Stock Incentive Plan.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. This Amendment No. 1 is the final amendment to Schedule TO and reports the results of the tender offer.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4. Terms of the Transaction.

(a) Material Terms

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Option Exchange expired on January 9, 2015 at 11:59 p.m. Pacific Time. All exchanged options were cancelled at that time and immediately thereafter, the Company granted replacement options under the Amended and Restated ReachLocal 2008 Stock Incentive Plan. The results of the Option Exchange were as follows:

Participants	% of Eligible Participants	Shares Subject to Eligible Options Exchanged	% of total Shares Subject to Eligible Options Exchanged	Shares Subject to Replacement Options Granted
227	59.1%	2,783,819	91.5%	2,783,819

Under the terms of the Option Exchange, replacement options were to have a per-share exercise price equal to the greater of $6.00 and the closing price of the Company’s common stock on the NASDAQ Global Select Market on the Offer expiration date. As the closing price of the Company’s common stock on January 9, 2015 was less than $6.00, each replacement option has an exercise price of $6.00.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2015	REACHLOCAL, INC.

	By:	/s/ Ross G. Landsbaum
Name: Ross G. Landsbaum Title: Chief Financial Officer